December 13, 2012

VIA EDGAR

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Gabriel Eckstein, Staff Attorney Maryse Mills-Apenteng, Special Counsel

Re:	Fits My Style Inc.
Preliminary Information Statement on Schedule 14C
Filed December 3, 2012
File No. 000-54495

Ladies and Gentlemen:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 11, 2012 (the “Comment Letter”) regarding the above-referenced filing of Fits My Style Inc., a Nevada corporation (the “Company”).  Set forth below are the Company’s responses to the Comment Letter.  The numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Staff Comment

1.           You disclose the benefits available to you and your officers and directors from your proposed reincorporation into Delaware. Please provide balancing disclosure regarding the negative effects, such as any disadvantages and burdens on shareholders, as a result of the reincorporation.

Company Response

In response to the Staff’s comment, the Company has filed Amendment No.1 to the Company’s Preliminary Information Statement on Schedule 14C (“Amendment No. 1”).  The Company has added disclosure on page 8 of Amendment No.1 summarizing the potential negative effects on the Company’s stockholders of the Company’s proposed reincorporation into Delaware.

U.S. Securities and Exchange Commission
December 13, 2012

Staff Comment

2.           Please revise the disclosure in this and the following section to provide a comparison of the material changes between your old and new articles of incorporation and bylaws before and after the change in domicile. In addition, to the extent the provisions in the new articles or bylaws do not merely reflect the default result of Delaware statutes, please provide clear and unambiguous disclosure to this effect. For instance, if provisions of your new articles and bylaws reflect elections that offer management greater flexibility or impose greater burdens on shareholders, this should be disclosed.

Company Response

In response to the Staff’s comment, the Company has added disclosure beginning on page 16 of Amendment No.1 comparing the material changes between the Company’s old and new articles of incorporation and bylaws before and after the change in domicile.

*   *   *

The Company hereby acknowledges  that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please don’t hesitate to contact the undersigned or the Company’s counsel, Michael L. Weiner, Esq. at (303) 352-1156 or Anthony W. Epps, Esq. at (303) 352-1109.

U.S. Securities and Exchange Commission
December 13, 2012

Thank you very much for your assistance in this matter.

Very truly yours,

FITS MY STYLE INC.

/S/ NICKOLAY KUKEKOV

Nickolay Kukekov
Chief Executive Officer

cc:	Michael L. Weiner, Esq.
Anthony W. Epps, Esq.